First Amendment

to the

Investment Advisory Agreement

Between:

AlphaMark Advisors, LLC (the “Investment Adviser”) and AlphaMark Investment Trust (the “Trust”), the “Parties”.

This First Amendment, dated as of August 24th, 2020, amends and revises the Investment Advisory Agreement dated September 2, 2008, between the Parties.

The Parties agree to amend the Investment Advisory Agreement as described below:

1.	Section 10 –The following sentence is added to the end of Section 10:

The Investment Adviser agrees to reduce the investment advisory fee from 1.00% per annum of the average daily net assets of the Fund to 0.75%, when the assets of the Fund reach $100 million.

Except as set forth is this First Amendment, the Investment Advisory Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this First Amendment and the Investment Advisory Agreement, the terms of this First Amendment will prevail. This First Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

The Parties agree that this First Amendment is effective as of August 24th, 2020.

*Signatures are located below

	AlphaMark Investment Trust		AlphaMark Advisors, LLC

By:	/s/ Michael L. Simon	By:	/s/ Michael L. Simon
Name:	Michael L. Simon	Name:	Michael L. Simon
Title:	President	Title:	Founder and President